SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Ramco-Gershenson Properties Trust
(Name of Issuer)

Common Shares of Beneficial Interest, Par Value $0.01 Per Share
(Title of Class of Securities)

751452202
(CUSIP number)

Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664
(Name, address and telephone number of person authorized to receive notices and communications)

April 28, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Equity One, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7.	SOLE VOTING POWER 1,790,000
BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER - 0 -
REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,790,000
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on a total of 18,698,476 common shares of beneficial interest, par value $0.01 per share, outstanding as of April 15, 2009, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2009.

CUSIP No. 751452202	13D/A	Page 3 of 4 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed on March 5, 2009 by the Reporting Person, as amended by Amendment No. 1 filed on March 30, 2009, Amendment No. 2 filed on April 10, 2009 and Amendment No. 3 filed on April 21, 2009 (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  This Amendment No. 4 is being filed to amend and supplement Items 4 and 7 of the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 28, 2009, the Reporting Person issued a press release announcing that it had sent a letter to the Issuer in response to statements in the Issuers’ preliminary proxy filing and accompanying press release that mischaracterize settlement talks. A copy of the press release is filed hereto as Exhibit D to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full.

Item 7.	Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A
Press Release of Equity One, Inc., dated March 26, 2009 (including letter from Equity One, Inc. to Dennis E. Gershenson, dated March 27, 2009) (filed on March 30, 2009 as an Exhibit to the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit B
Notice from Equity One, Inc. to Ramco-Gershenson Properties Trust, dated April 9, 2009 (filed on April 10, 2009 as an Exhibit to the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit C
Press Release of Equity One, Inc., dated April 21, 2009 (filed on April 21, 2009 as an Exhibit to the Reporting Person’s Amendment No. 3 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit D	Press Release of Equity One, Inc., dated April 28, 2009

CUSIP No. 751452202	13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 28th day of April, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel
and Corporate Secretary

Exhibit D

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179	Contacts: Sard Verbinnen & Co David Reno or Kathryn Kranhold 212-687-8080

EQUITY ONE SENDS LETTER TO RAMCO-GERSHENSON REGARDING PRELIMINARY PROXY STATEMENT

Equity One Says Ramco-Gershenson Mischaracterizes Settlement Talks
_________________________________________

North Miami, Florida – April 28, 2009 – Equity One, Inc. (NYSE: EQY), an owner, developer, and operator of shopping centers, today sent a letter to Ramco-Gershenson Properties Trust (NYSE:RPT) (“RPT”) in response to statements in RPT’s preliminary proxy filing and accompanying press release that mischaracterize settlement talks.

The full text of the letter follows:

April 28, 2009

Mr. Dennis E. Gershenson
Chairman, President, and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

Dear Dennis,

I was surprised and disappointed to see the statements made in Ramco-Gershenson Properties Trust’s (RPT’s) preliminary proxy filed today and the accompanying press release. Your statements are disingenuous in how they characterize Equity One’s position on settlement talks.

First, contrary to the assertions in your press release, no settlement offer was ever made by RPT to Equity One – and Equity One certainly did not decline a settlement offer from RPT.  While we promptly responded in writing this past Saturday to a request from your legal counsel to engage in possible settlement discussions, RPT and its counsel never responded to that communication.  This morning’s filing was your response.

Second, while we were pleased to hear that you would be willing to discuss adding our two nominees to your Board (something we communicated to your legal counsel), this conversation was never begun nor concluded.  In the outline we sent Saturday, we asked to discuss a number of issues, including – among other things – strong concerns over a proposed expansion of the board.

Unfortunately, your tactics make it clear to us that you are not sincere in reaching an accommodation with us.  We believe your other shareholders will see it that way as well.

As we have noted before, we have significant concerns about RPT’s financial condition.  While we believe that your strategic review is important, EQY – a significant stakeholder in RPT, with 1,790,000 common shares of beneficial interest, or approximately 9.63% of the outstanding shares – is seeking independent representation to ensure that your process moves expeditiously and the Board of Trustees is not ignoring the will of the shareholders.

We remain open to a sincere settlement dialogue but regret that we appear embarked on the contested Trustee election that you professed to want to avoid.

We note that you have chosen not to announce the location of your annual meeting in your preliminary proxy material although – for the last nine years – it has been held at the same time and same place in Birmingham, Michigan.  We encourage you to set the location at this time so that RPT’s shareholders know the location of their annual meeting and can receive our proxy material.

Sincerely,

Equity One, Inc.
Jeffrey S. Olson,
Chief Executive Officer

ADDITIONAL INFORMATION

Equity One filed a preliminary proxy statement on Schedule 14A with the SEC on April 21, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of Ramco-Gershenson shareholders. Equity One expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for 2009 annual meeting and may file other additional proxy solicitation material in connection therewith from time to time. SHAREHOLDERS OF RPT ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The preliminary proxy statement and other documents relating to the solicitation of proxies by Equity One will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, Equity One will provide copies of the proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, D. F. King & Co., Inc., at 1-800-967-5079.

Equity One and certain of its shareholders, directors and employees, and David J. Nettina and Matthew L. Ostrower are deemed to be participants in the solicitation of proxies with respect to Equity One’s nominees. Information about Equity One and Equity One’s directors and executive officers is available in Equity One’s proxy statement, dated March 31, 2009, filed with the SEC in connection with Equity One’s 2009 annual meeting of stockholders. Information regarding Mr. Nettina and Mr. Ostrower may be found in the preliminary proxy statement filed by Equity One with the SEC on April 21, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of Ramco-Gershenson shareholders. Information about any other participants will be included in the definitive proxy statement filed by Equity One in connection with the 2009 annual meeting of Ramco-Gershenson shareholders.

ABOUT EQUITY ONE, INC.

As of December 31, 2008, Equity One owned or had interests in 160 properties, consisting of 146 shopping centers comprising approximately 16.0 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land.  Equity One also had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet. In addition, Equity One currently has voting control over approximately 74.6% of the outstanding ordinary shares of DIM Vastgoed N.V., a Dutch company that, as of March 31, 2009, owned and operated 21 shopping centers in the southeastern United States comprising approximately 2.6 million square feet of gross leasable area.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Equity One’s objectives, plans or goals are forward-looking and are based on management’s current intent, belief, expectations, estimates and projections regarding Equity One and Ramco-Gershenson and projections regarding the industries in which they operate.  Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved and actual results could differ materially from current expectations. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the states in which Equity One and Ramco-Gershenson own properties; continuing supply constraints in applicable geographic markets; the effects of natural and other disasters; the Equity One nominees’ ability, if elected, to influence Ramco-Gershenson’s board of trustees and/or management; the failure of Ramco-Gershenson's review of potential strategic and financial alternatives to generate any opportunities that enhance shareholder value; the ability of Ramco-Gershenson to enter into and consummate any transaction resulting from its review of strategic and financial alternatives or otherwise; the ability of Equity One successfully to integrate the operations and systems of acquired companies and properties; pending, threatened or future legal proceedings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.